JONES DAY

PARTNERSHIP CONSTITUEE SELON LE DROIT DE L’OHIO, USA

AVOCATS AU BARREAU DE PARIS

2, RUE SAINT-FLORENTIN · 75001 PARIS

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WWW.JONESDAY.COM

Linda A. Hesse Partner lhesse@jonesday.com	Direct Number: +33 (0) 1 56 59 38 72

September 29, 2010

Mr. Larry Spirgel

Assistant Director

Division of Corporation Finance

Securities and Exchange Commission

Washington, DC 20549

United States

Re:  France Telecom

Form 20-F for fiscal year ended December 31, 2009

Filed April 5, 2010

File No. 1-14712

Dear Mr. Spirgel:

We refer to the above-referenced filing of France Telecom (the “Company” or, with its subsidiaries, the “Group”), and to the Staff’s comment letter dated August 26, 2010.  The Company has requested us to respond to the Staff’s comment letter relating to the Company’s annual report on Form 20-F for the year ended December 31, 2009 (the “2009 Form 20-F”).

The Company has responded to both of the Staff’s comments by providing information as requested (the numbered paragraphs below correspond to the numbered paragraphs of the Staff’s comment letter which have been retyped in bold herein for your ease of reference).

BUREAUX:  ATLANTA  ·  BRUXELLES  ·  CHICAGO  ·  CLEVELAND  ·  COLUMBUS  ·  DALLAS  ·  DUBAÏ  ·  FRANCFORT  ·  HONG KONG  ·  HOUSTON   IRVINE  ·  LONDRES  ·  LOS ANGELES  ·  MADRID  ·  MEXICO  ·  MILAN  ·  MOSCOU  ·  MUNICH  ·  NEW DELHI  ·  NEW YORK  ·  PARIS  ·  PÉKIN   PITTSBURGH  ·  SAN DIEGO  ·  SAN FRANCISCO  ·  SHANGHAÏ  ·  SILICON VALLEY  ·  SINGAPOUR  ·  SYDNEY  ·  TAÏPEI  ·  TOKYO  ·  WASHINGTON

JONES DAY

September 29, 2010

Form 20-F for the year Ended December 31, 2009

Note 8 - Impairment, page 391

1.

We note your disclosure that you have roughly 40 cash generating units for impairment testing. Tell us what you mean by the disclosure that convergence is gradually leading towards the merger of your cash-generating units. Further tell us how you have determined that the country level is the appropriate level for your testing. Refer to IAS 36 in your response.

Convergence

As mentioned in note 8.1 to the Company’s consolidated financial statements, the approximately 40 cash generating units (hereafter “CGUs”) historically correspond to a fixed-line/internet or mobile business activity in a particular country.

Formerly established as a French fixed-line telecommunication services provider, the Group gradually extended its scope of business to mobile telecommunication services in France and expanded abroad through the acquisition and/or start-up of businesses offering fixed line and mobile services (e.g., Poland, Jordan, Senegal), mobile services only (e.g., Orange plc, Amena, Orange Romania) or internet services only (e.g., Ya.com Sp, Freeserve UK). The above-mentioned services were managed and marketed separately.

After its financial recovery in 2003, the Company started buying out the minority shareholders in Orange (mobile operations), Wanadoo (internet service provider) and Equant (services for multi-national corporations). Following this preliminary step, in 2005, the Group was able to announce its New Experience of Telecommunications (“NExT”) strategy based on convergence, i.e., that of an integrated operator for telecommunications services primarily in Europe and of developing activities in emerging countries (please see Section 6.2 of the December 31, 2009 Registration Document (the “Registration Document”) on page 31, submitted to the Commission on Form 6-K on May 3, 2010 and incorporated by reference into the 2009 Form 20-F).

This strategy has been gradually resulting in the building of one management and marketing team in each country where the Group is present, addressing the telecommunication services needs of customers while they are mobile and at home, and in a move towards networks and IT integration (e.g., the integration of the mobile and fixed-line backbones). Distribution channels are being unified and customers offered access to the full scope of services based on wireline or wireless technologies for mobility or residential use, independently of the notion of converged equipment (such as wifi-uma handsets) or integrated offers (like triple play or quadruple play). Similarly mobile-centric businesses in certain countries have rolled out residential broadband offers to their mobile customers based on wireline or wireless solutions (e.g., Slovakia or Romania).

This customer-centric marketing strategy and the way in which the Group’s operations are managed within each country explain why the Company believes that the former fixed-line and mobile CGUs are progressively becoming single CGUs on a country-by-country basis, forming the smallest identifiable group of assets that generates cash inflows that are largely independent of the cash inflows from other assets or groups of assets.

JONES DAY

September 29, 2010

Determination of the level of testing

In 2009, the integration of the fixed, mobile and internet services into a customer-centric offer of a full scope of services in each country where the Group operates and the establishment of new management lines of reporting resulted in a change in management reporting from one based on a fixed-line/mobile analysis to one based on geographic location in a particular country, as explained in Section 9.1.3 of the Registration Document, page 222, and in note 1.2 to the consolidated financial statements included therein on page 367. For the sake of clarity, the international enterprise activities are still considered as a single CGU and managed and reported separately.

Paragraph 80 of IAS 36 states:

For the purpose of impairment testing, goodwill acquired in a business combination shall, from the acquisition date, be allocated to each of the acquirer's cash-generating units, or groups of cash-generating units, that is expected to benefit from the synergies of the combination, irrespective of whether other assets or liabilities of the acquiree are assigned to those units or groups of units. Each unit or group of units to which the goodwill is so allocated shall:

(a)

represent the lowest level within the entity at which the goodwill is monitored for internal management purposes; and

(b)

not be larger than an operating segment as defined by paragraph 5 of IFRS 8 Operating Segments before aggregation.

As further discussed in §82 of IAS 36, “Applying the requirements in paragraph 80 results in goodwill being tested for impairment at a level that reflects the way an entity manages its operations”.

Accordingly, with the introduction of the new management reporting and as discussed above, the Group concluded that the country-level is the appropriate one for which goodwill should be allocated for purposes of its impairment testing for the year ended 2009.

Note 14 - Property, Plant and Equipment, page 405

2.

Provide us with more details about the handsets classified as property, plant and equipment. Tell us if handsets are utilized by customers, if so tell us the details of and how you accounted for these transactions. Further tell us if you were capitalizing handsets in prior years. Also tell us how you determined what portions of your handsets are classified as inventory and what portions are capitalized as depreciable assets.

All handsets are classified as inventory until sold. In that respect, the Company has not changed its policy from prior years. With respect to the property, plant and equipment (“PPE”) line “Network and handsets”, the Staff’s question identifies  a mistranslation from French to English, which the Company had not detected previously. The line should have been translated as “Networks and terminals” (“Réseaux et terminaux” in French). This translation error will be corrected in the Company’s future filings.

JONES DAY

September 29, 2010

“Terminals” refers to the terminal equipment that is located close to, or at, the customer’s premises. This equipment is an integral part of the Group’s network. The equipment is necessary to connect the final customer to the network and the related services. The customer does not control these assets and the ownership of the equipment remains with the Group. Accordingly, the equipment is classified as PPE and amortized over its useful life.

Further, as requested, the net book value of “Network and terminals” recorded as PPE at December 31, 2009, which totalled €19,707 million was comprised of €18,934 million in network assets and €773 million in terminals. A breakdown of the terminal equipment is set forth below (in millions of euros):

Market	Equipments	NBV 12/31/09	Of which : FTSA (France)	Of which: TPSA (Poland)
Enterprise	Access devices Switches FRAD (Frame Relay Access Device) Modems / routers Security servers ISDN (Integrated Services Digital Network) ONT (Optical Network Terminal) etc.	234	110	75
Mass market	Orange Liveboxes Orange Set Top Boxes	529	397	96
Public phones	Payphone booths	10	3	6
Total		773	510	177

JONES DAY

September 29, 2010

* * * * * *

As requested, the Company acknowledges that:

•

the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•

Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•

the Company may not assert Staff comments as a defense in any proceedings initiated by the Commission or any person under the federal securities laws of the United States.

* * * * * *

We appreciate your consideration in this matter. If you wish to discuss any of our responses, or have any further questions, please do not hesitate to call the undersigned (telephone number: +33-1-56-59-38-72) or email (lhesse@jonesday.com) if you have any questions

Sincerely,

/s/ Linda Hesse

Linda Hesse

cc:  Michael Henderson, Staff Accountant, Securities and Exchange Commission

Terry French, Accountant Branch Chief, Securities and Exchange Commission

Gervais Pellissier, France Telecom

Nicolas Guérin, France Telecom